Exhibit 99.2

SciSparc Granted Patent for Core Technology in Multiple Jurisdictions in Europe

The Company’s most recent patent further solidifies its position, complementing existing grants in the U.S., Japan, Australia and other key jurisdictions

TEL AVIV, Israel, March 07, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that the process of granting and validation for its core-technology patent has been completed in certain European countries. This patent covers combinations of cannabinoids and n-acylethanolamines (the “Patent”). The Patent aligns seamlessly with the Company’s proprietary technology designed to enhance the safety of cannabinoids by using low dosages of active components while maintaining their therapeutic benefits.

The Patent was granted and validated in Austria, Belgium, Denmark, France, Germany, Ireland, Italy, Netherlands, Norway, Poland, Spain, Sweden, Switzerland, Liechtenstein and the United Kingdom.

This grant adds to the patent portfolio of the Company, thereby supporting the innovation of SciSparc’s technologies.

The invention relates to compositions and methods for potentiating therapeutic effects and/or reducing the side-effects of selected cannabinoids initially discovered in the cannabis plant. The Patent approval was granted on account of the unique composition of cannabinoids and n-acylethanolamines and the methods for their use in preventing and treating a variety of cannabinoid-treated conditions.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055